EXHIBIT 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES SENIOR NOTES OFFERING

November 17, 2015, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has entered into an underwriting agreement providing for the issuance of €550 million aggregate principal amount of its senior unsecured notes pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission.

The notes will bear interest at an annual rate of 1.900% and will mature on November 24, 2023. The offering is expected to close on November 24, 2015, subject to customary closing conditions.

Magna intends to use the net proceeds from the offering for general corporate purposes, including capital expenditures and the previously announced acquisition of the Getrag Group of Companies.

BNP Paribas, Citigroup Global Markets Limited and Merrill Lynch International, are acting as joint book-running managers for the offering.

The notes are not being qualified for distribution in Canada but will be offered in Canada on a private placement basis.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Financial Conduct Authority (FCA) stabilization rules apply.

The offering of these securities may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus can be obtained from:

BNP Paribas	Citigroup Global Markets Limited	Merrill Lynch International
10 Harewood Avenue	c/o Broadridge Financial Solutions	222 Broadway
London, NW1 6AA	1155 Long Island Avenue	New York, NY 10038
United Kingdom	Edgewood, NY 11717	Attn: Prospectus Department
Attention: Fixed Income Syndicate	Toll Free: +1 (800) 831-9146	dg.prospectus_requests@baml.com
Tel: +44 (0)20 7595 8222	prospectus@citi.com
Toll Free: +1 (800) 854-5674
Fax: +44 (0)20 7595 2555

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 285 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. We have approximately 125,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD LOOKING STATEMENTS

This release may contain statements which constitute “forward-looking statements” under applicable securities legislation and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the prospectus supplement relating to the offering of senior unsecured notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

EUROPEAN ECONOMIC AREA NOTICE

This document has been prepared on the basis that any offer of notes in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a Prospectus for offers of notes. The expression Prospectus Directive means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned.

UK NOTICE

The communication of documents or materials relating to the issue of the notes is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or high net worth entities falling within Article 49(2)(a) to (d) of the Order, or to any other persons to whom it may otherwise be lawfully communicated under the Order (such persons together being “Relevant Persons”). The transactions contemplated herein will be available only to, or engaged in only with, Relevant Persons, and such documents or materials must not be relied or acted upon by persons other than Relevant Persons.